Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 28, 2022

Re: DIVERSIFIED OPPORTUNITY, INC.

Post Qualification Amendment No. 1

to Offering Statement on Form 1-A

Filed February 24, 2022

File No. 024-11725

Dear Sir/Madam,

On behalf of DIVERSIFIED OPPORTUNITY, INC., we hereby withdraw our request for qualification of the above-referenced offering statement at this time in order to allow the Commission their process to fully clear this matter. We expect the SEC will advise us when they are ready for us to file a new request for qualification or advise us if they require anything further of us. Thank you.

Sincerely,

DIVERSIFIED OPPORTUNITY, INC.

By: DIVERSIFIED OPPORTUNITY, INC., its Chief Executive Officer

/s/ Karl Pedersen

Name:  Karl Pedersen

Title:    Director and Chief Executive Officer